Perini Corporation
73 Mt. Wayte Avenue
Framingham, Massachusetts 01701

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 17, 2007

TO THE STOCKHOLDERS OF PERINI CORPORATION:

NOTICE IS HEREBY GIVEN that the 2007 annual meeting of the stockholders of PERINI CORPORATION, a Massachusetts corporation (the "Company") will be held at the Crowne Plaza, Hawthorne Ballroom, 1360 Worcester Road (Route 9 East), Natick, Massachusetts, on Thursday, May 17, 2007, at 9:00 a.m., local time.

At the meeting, holders of Common Stock, par value $1.00 per share, of the Company (the "Common Stock") will consider and vote on the following matters:

1. Elect three (3) Class II Directors, to hold office for a three-year term, expiring at the Company's 2010 Annual Meeting of Stockholders and until their successors are duly elected and qualified;

2. Consider and ratify the selection of Deloitte & Touche LLP, independent registered public accountants, as auditors of the Company for the fiscal year ending December 31, 2007;

3. Consider and act upon such other business as may properly come before the meeting or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on March 30, 2007 as the record date for the determination of the stockholders entitled to vote at the meeting. Only stockholders of record as of the close of business on the record date will be entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

A proxy is being solicited from holders of the common stock. Whether or not you plan to attend the meeting, please vote as soon as possible. Stockholders have three options for submitting their vote. You may vote by mail by executing and returning the enclosed proxy card in the enclosed envelope, which requires no postage if mailed in the United States. You may also vote electronically by logging on to the internet at www.investorvote.com and following the instructions. The third option is to call 1-800-652-VOTE (8683), and follow the recorded instructions. There is no charge for the call if initiated from the United States.

By order of the Board of Directors,

Susan C. Mellace, Secretary

Framingham, Massachusetts
April 17, 2007

The Annual Report of the Company, including financial statements for the year ended December 31, 2006, is being sent to stockholders concurrently with this Notice.

Perini Corporation
73 Mt. Wayte Avenue
Framingham, Massachusetts 01701

PROXY STATEMENT

ANNUAL MEETING OF THE STOCKHOLDERS
OF PERINI CORPORATION

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of PERINI CORPORATION ("Company", "Perini", "we", "us", and "our") to be used at our annual meeting of stockholders to be held at the Crowne Plaza, Hawthorne Ballroom, 1360 Worcester Road (Route 9 East), Natick, Massachusetts, on Thursday, May 17, 2007, at 9:00 a.m., local time, and at any adjournment or adjournments thereof (the "Annual Meeting"), for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. A proxy card is being sent to holders of our Common Stock, $1.00 par value. If the accompanying form of proxy is executed and returned or voted electronically, it may be revoked at any time before it is voted by written notice to our Secretary, by the subsequent execution and delivery of another Proxy, or by voting in person at the Annual Meeting. The Proxy Statement, Notice of Annual Meeting and the enclosed Proxy Card are first being mailed on or about April 17, 2007 to the stockholders of record as of March 30, 2007.

The Board of Directors has fixed the close of business on March 30, 2007 as the record date for the determination of the stockholders entitled to vote at the Annual Meeting. As of March 30, 2007, the Company had outstanding 26,672,746 shares of common stock. Each share is entitled to one vote.

STOCKHOLDER VOTES REQUIRED

If your shares are held in "street name," your brokerage firm, under certain circumstances, may vote your shares for you if you do not return your proxy. Brokerage firms have authority under the rules of the New York Stock Exchange ("NYSE") to vote customers' unvoted shares on some routine matters. If you do not give a proxy to your brokerage firm to vote your shares, your brokerage firm may either vote your shares on routine matters or leave your shares unvoted. The election of directors (proposal 1) and the ratification of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending December 31, 2007 (proposal 2) are considered routine matters. We encourage you to provide voting instructions to your brokerage firm by returning your completed proxy. This ensures your shares will be voted at the meeting according to your instructions. You should receive directions from your brokerage firm about how to submit your proxy to them at the time you receive this proxy statement.

The presence, in person or by proxy, of outstanding shares of Common Stock representing a majority of the shares entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Shares that reflect abstentions or broker non-votes will be counted for purposes of determining whether a quorum is present for the transaction of business at the Annual Meeting.

If a quorum is present, the affirmative vote of a plurality of the votes cast at the Annual Meeting is necessary to elect each of the nominees for director. As discussed above, if your shares are held by your broker in "street name," and if you do not vote your shares, your brokerage firm has authority under the rules of the NYSE to vote your unvoted shares held by the firm on proposal 1. You may vote FOR any or all director nominees and/or WITHHOLD your vote from any or all of the director nominees. Votes that are withheld and broker non-votes will not be included in the vote tally for the election of directors and will have no effect on the results of the vote.

Ratification of the selection of Deloitte & Touche as the Company's independent auditors for 2007 requires the affirmative vote of a majority of all the shares present or represented at the Annual Meeting and cast on the proposal. As discussed above, if your shares are held by your broker in "street name," and if you do not vote your shares, your brokerage firm has authority under the rules of the NYSE to vote your unvoted shares on proposal 2. If you vote to ABSTAIN on proposal 2, your shares will not be voted in favor of such proposal. Abstentions and broker non-votes on proposal 2 will have no effect on such proposal.

STOCKHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

Any proposal of a stockholder submitted pursuant to Exchange Act Rule 14a-8 for inclusion in the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders must be received by the Company on or before December 19, 2007 in order to be considered for inclusion in its proxy statement and form of proxy. Such proposals must comply with the requirements as to form and substance established by the SEC if such proposals are to be included in the proxy statement and form of proxy. Any such proposal should be mailed to: Perini Corporation, 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701-9160, Attn: Corporate Secretary.

The Company's By-Laws require that the Company be given advance written notice of stockholder nominations and of other matters which shareholders wish to present for action at an annual meeting of shareholders (other than matters included in the Company's proxy materials in accordance with Rule 14a-8 under the Exchange Act). Any nomination or other proposal of a stockholder intended to be presented at the Company's 2008 Annual Meeting of Stockholders, other than stockholder proposals submitted pursuant to Exchange Act Rule 14a-8, must be received by us not earlier than November 19, 2007, nor later than March 5, 2008. If a stockholder fails to provide timely notice of a proposal to be presented at the 2008 Annual Meeting, the proxies designated by the Company's Board of Directors will have discretionary authority to vote on any such proposal which may come before the meeting. In addition, stockholder proposals and director nominations must comply with the requirements of our By-Laws. Any such proposal should be mailed to: Perini Corporation, 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701-9160, Attn: Corporate Secretary.

PROPOSAL 1

ELECTION OF DIRECTORS

In accordance with our By-Laws, our Board of Directors is divided into three approximately equal classes, with each Director serving for a term of three years. As a consequence, the term of only one class of Directors expires each year, and their successors are elected for terms of three years. The Board of Directors has set the number of Directors at nine (9) members (as follows):

Name	Age	Director Since
Class II – Nominees for Election		
Willard W. Brittain, Jr.(1)	59	2004
Robert A. Kennedy(1)	71	2000
Ronald N. Tutor	66	1997
Class III – Term Expires 2008		
Peter Arkley(3)	52	2000
James A. Cummings	62	2003
Raymond R. Oneglia(1)(2)(3)	59	2000
Class I – Term Expires 2009		
Robert Band	59	1999
Michael R. Klein(1)(2)(3)	65	1997
Robert L. Miller(2)	66	2004

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Corporate Governance and Nominating Committee Member

The principal occupation and business experience of each director listed above for the last five years is set forth below:

Willard W. Brittain, Jr. became a director in November, 2004. He has served as Chairman and Chief Executive Officer of Professional Resources on Demand, a private senior executive staffing company since 2002. He previously served as Chief Operating Officer of PwC Consulting since 2000, and Chief Operating Officer of PricewaterhouseCoopers, LLP and Price Waterhouse since 1995. Mr. Brittain also serves on the board of Analysts International, a publicly held company, where he is a member of the audit and compensation committees, and is also on the boards of the National Urban League and LED, both non-profit organizations.

Robert A. Kennedy has served as a director since March 2000. He has been an independent financial consultant since 2003. From 1993 to 2003, Mr. Kennedy served in various capacities, including as Vice President of Special Projects from 2001 to 2003, for The Union Labor Life Insurance Company, a provider of insurance and financial services to its union members and related trust funds.

Ronald N. Tutor has served as our Chief Executive Officer since March 2000, as Chairman since 1999 and as a director since 1997. Mr. Tutor also serves as Chairman, President and Chief Executive Officer of Tutor-Saliba Corporation, a California corporation engaged in the construction industry.

Peter Arkley has served as a director since May 2000. He has served as the President/CEO of AON Construction Services Group, an insurance and bonding brokerage firm, since 2006 and prior to that was Managing Principal of Aon Risk Services, Inc. from 1994 to 2006. He is also a director of Valley Crest Companies, a privately-held company and of GLAZA, a non-profit corporation.

James A. Cummings has served as a director since March 2003. Since 1981, he has served as Chairman and Chief Executive Officer of James A. Cummings, Inc., a Florida-based construction company that was acquired by the Company in 2003.

Raymond R. Oneglia has served as a director since March 2000. He has also served as Vice Chairman of the Board of Directors of O&G Industries, Inc., a Connecticut corporation engaged in the construction industry, since 1997 and has served in various operating and administrative capacities since 1970.

Robert Band has served as a director since 1999. He has also served as Chief Operating Officer since 2000 and as President since 1999. He has served as President of Perini Management Services, Inc. since 1996.

Michael R. Klein has served as a director since January 1997 and as Vice Chairman of our Board since September 2000. Mr. Klein was a partner of the law firm Wilmer Cutler Pickering from 1974 until 2004, and when Wilmer Cutler Pickering merged with the law firm Hale and Dorr LLP in 2004 became a partner of Wilmer Cutler Pickering Hale and Dorr LLP until his retirement in 2005. Mr. Klein was senior counsel to Wilmer Hale during 2006, for which he received no compensation. Mr. Klein also serves as Chairman of the Board of Directors of CoStar Group, Inc., a provider of commercial real estate information, as Chairman of the Sunlight Foundation, a non-profit organization and as Chairman of the Board of Le Paradou, LLC, a privately held company. He is also a director and member of the Governance Committee of SRA International, Inc., a publicly-traded provider of technology and strategic consulting services and solutions, and of AStar Air Cargo, Inc., and OZ Fitness, Inc., which are privately held.

Robert L. Miller has served as a director since October, 2004. Since 2000, he has been the principal of Robert L. Miller & Assoc., Inc., a real estate development firm.

The Corporate Governance and Nominating Committee of our Board of Directors has recommended Willard W. Brittain, Jr., Robert A. Kennedy and Ronald N. Tutor for re-election as Class II Directors. Unless otherwise noted thereon, proxies solicited hereby will be voted for the election of Messrs. Brittain, Kennedy and Tutor as Directors to hold office until the 2010 Annual Meeting of Stockholders and until their successors are chosen and qualified. Each nominee has consented to being named herein, and if elected, each nominee has consented to serve as a Director until his successor is duly elected and qualified. The Board of Directors does not contemplate that any nominee will be unable to serve as a Director for any reason but if that should occur prior to the meeting, proxies solicited hereby may be voted either for a substitute nominee designated by the Board or recommended by the Corporate Governance and Nominating Committee, or the Board may determine to reduce the number of Directors.

The Board recommends a vote FOR each of the Class II nominees for election as Director.

OWNERSHIP OF COMMON STOCK BY DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

The following table sets forth certain information concerning beneficial ownership as of March 28, 2007 of our common stock by each Director; each Executive Officer named in the summary compensation table; all Directors and Executive Officers as a Group; and all persons we know to hold in excess of 5% of our common stock.

Name and Address*	Shares of Common Stock Beneficially Owned on March 28, 2007 (1) (2)		
	Shares		%
Directors and Executive Officers			
Ronald N. Tutor	2,335,229	(3)	8.76%
Robert Band	90,011	(4)	**
Michael R. Klein	71,273	(5)	**
Robert L. Miller	44,828		**
Craig W. Shaw	32,120	(6)	**
Raymond R. Oneglia	10,828		**
Willard W. Brittain, Jr.	8,328		**
Robert A. Kennedy	2,000		**
Peter Arkley	4,500		**
Mark A. Caspers	-		
Michael E. Ciskey	-		-
James A. Cummings	-		-
All Directors and Executive Officers as a Group (12 persons)	2,599,117		9.70%
Beneficial Ownership of 5% or More			
Tutor-Saliba Corporation	2,335,229	(3)	8.76%
Jeffery L. Gendell	2,254,500	(7)	8.46%
Tontine Capital Partners, L.P.	1,569,800	(7)	5.89%
Tontine Capital Management, L.L.C.	1,569,800	(7)	5.89%
AXA	1,332,705	(8)	5.00%
AXA Assurances I.A.R.D. Mutuelle	1,332,705	(8)	5.00%
AXA Assurances Vie Mutuelle	1,332,705	(8)	5.00%
AXA Courtage Assurances Mutuelle	1,332,705	(8)	5.00%
Total beneficial owners of more than 5% of Perini's Common Stock	5,922,434	(9)	22.20%

  * Unless otherwise indicated, the address is
    c/o Perini Corporation, 73 Mt. Wayte Avenue,
    Framingham, Massachusetts 01701.

** Less than one percent

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options or warrants that are currently exercisable or exercisable within 60 days of March 28, 2007 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based on 26,672,746 shares of common stock outstanding as of March 28, 2007.

(3) Represents 2,335,229 shares of common stock over which Mr. Tutor holds sole voting and investment power. The address for Tutor-Saliba Corporation, or Tutor-Saliba, is 15901 Olden Street, Sylmar, California 91342.

(4) Includes 87,500 shares for which Mr. Band holds options, which are currently exercisable.

(5) Represents 67,123 shares of common stock directly owned by Mr. Klein and 4,150 shares (as to which he disclaims beneficial interest) owned by a trust for his son.

(6) Includes 30,000 shares for which Mr. Shaw holds options, which are currently exercisable.

(7) Based on information contained in a Schedule 13G/A filed on February 13, 2007 by Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., and Jeffrey L. Gendell, the address of each of which is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(8) Based on information contained in a Schedule 13G filed on February 13, 2007 by AXA Financial, Inc., AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurances Mutuelle and AXA, the address for all of which is 1290 Avenue of the Americas, New York, NY 10104.

(9) The total share amount and percentage eliminates the multiple counting of (a) 2,335,229 shares of our common stock beneficially owned by Mr. Tutor, which are also included in Tutor-Saliba's total (see Note 3 above), (b) 1,569,800 shares of our common stock with respect to which Tontine Capital Partners, L.P. and Tontine Capital Management, L.L.C. share beneficial ownership, and which are included in Mr. Gendell's total (see Note 7 above), and (c) 1,332,705 shares of our common stock with respect to which AXA, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurances Mutuelle share beneficial ownership (Note 8 above).

CORPORATE GOVERNANCE

Perini has developed Corporate Governance Guidelines and a Code of Business Conduct and Ethics to outline our commitment to carefully govern the operation of our business and compliance with applicable laws and regulations, while maintaining the highest of ethical standards. Perini's Corporate Governance Guidelines and Code of Business Conduct and Ethics are available on the Company's website at http://www.perini.com. In order to access this portion of our website, click on the "Corporate Governance" tab. Interested parties may obtain printed copies of these documents by writing to the Investor Relations Department of the Company at 73 Mt. Wayte Avenue, Framingham, MA 01701. Any amendments to, or waivers of, the Code of Business Conduct and Ethics which applies to our Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or any person performing similar functions will be disclosed on our website promptly following the date of such amendment or waiver.

Our Board of Directors

Our affairs are managed under the direction of our Board of Directors. Our Directors serve until their successors are duly elected and qualified or until their earlier resignation, removal or disqualification. There are no family relationships between our directors and executive officers. For certain relationships between Perini and our directors see "Certain Transactions."

Our Board currently has nine directors. Six of these Directors (Mr. Oneglia, Mr. Klein, Mr. Brittain, Mr. Miller, Mr. Kennedy, and Mr. Arkley) are independent, as defined by the New York Stock Exchange listing standards and as affirmed by the Board of Directors. In considering the independence of the various members of the Board, the Directors considered in particular the relationship between O&G Industries, Inc., of which Mr. Oneglia is Vice Chairman of the Board of Directors and a principal stockholder, and Perini including the construction joint ventures between Perini and O&G Industries. Because (1) the joint ventures are formed for the limited purposes of performing specific contractual requirements for owners as is commonplace in the construction business, (2) Mr. Oneglia is not personally involved in the management of these joint ventures, and (3) Perini and O&G have an equal vote in the governance of such joint ventures, the Board determined that the joint ventures did not impact Mr. Oneglia's independence from Perini management. No other independent directors had relationships with Perini other than in their capacities as directors. The non-management directors of the Board meet in executive session without management on a regularly scheduled basis, at least twice annually or as many times as they deem necessary. Meetings of the non-management directors are chaired by a Lead Director, who is nominated by the Corporate Governance and Nominating Committee and appointed by the independent directors. Mr. Klein is currently the Lead Director.

The Board of Directors met four times during 2006. During 2006 all of our Directors attended at least 75% of the meetings of our Board of Directors and committees of which they are members, except Mr. Arkley who attended 62.5% of such meetings. The members of the Board are encouraged to attend our annual stockholders' meetings. Six directors attended the 2006 Annual Stockholders' meeting.

Communications with the Board

The Board welcomes the submission of any comments or concerns from stockholders and other interested parties. Communications should be addressed to Perini Corporation, 73 Mt. Wayte Avenue, Framingham, MA 01701 and marked to the attention of the Board or any of its committees or individual directors.

Committees of Our Board of Directors

Audit Committee

Our Board of Directors has an Audit Committee, which consists of Willard W. Brittain, Jr. (Chair), Michael R. Klein, Raymond R. Oneglia and Robert A. Kennedy. Each of the members of the Audit Committee meets the independence and experience requirements of the rules of the New York Stock Exchange and the Securities and Exchange Commission, as affirmed by the Board. Based upon review of his qualifications, the Board has designated Mr. Brittain as the Committee's "financial expert", as defined by the SEC. The Audit Committee met nine times during 2006. The primary duties and responsibilities of the Audit Committee are to:

- Oversee the integrity of our internal controls, financial systems and financial statements;
- Review the quarterly unaudited and annual audited financial statements with management and the independent auditor;
- Appoint and evaluate the independent auditor and monitor and evaluate the auditor's qualifications and independence;
- Oversee compliance with legal and regulatory requirements;
- Meet with the independent auditor in executive session at least annually;
- Monitor the performance of both our internal and external auditors; and
- Annually review the Audit Committee's charter and performance.

The Audit Committee has the authority to retain special legal, accounting or other consultants to advise the Committee.

The Audit Committee Report is included herein on pages 10 and 11. The Audit Committee Charter is available on the Company's website at http://www.perini.com. In order to access this portion of our website, click on the "Corporate Governance" tab. Interested parties may obtain a printed copy of this document by writing to the Investor Relations Department of the Company at 73 Mt. Wayte Avenue, Framingham, MA 01701.

Compensation Committee

Our Board of Directors has a Compensation Committee, which consists of Raymond R. Oneglia (Chair), Michael R. Klein and Robert L. Miller. Each member of the Committee is an independent director, as defined by the New York Stock Exchange and as affirmed by the Board. The Compensation Committee met seven times during 2006.

The principal powers and duties of the Compensation Committee as established by the Board of Directors are to:

- Review the Executive Compensation programs and policies and to employ outside expert assistance, if required, to analyze Company compensation practices to assure that they are consistent with corporate goals and objectives, and competitive with those of comparable firms in the construction industry;
- Review and approve corporate goals and objectives relevant to the compensation of the Chairman and Chief Executive Officer, to evaluate his performance in light of those goals and objectives, and to determine and approve his compensation level based on this evaluation;
- Make recommendations to the Board with respect to non-CEO executive officer compensation;
- Recommend to the Board of Directors annual profit and other targets for the Company for the purpose of determining incentive compensation awards under the provisions of the Amended and Restated General Incentive Compensation Plan and the Construction Business Unit Incentive Compensation Plan (the "Incentive Compensation Plan");
- Administer the Incentive Compensation Plan and the Stock Option Plans; such administration includes power to (i) approve participants' participation in the Plan, (ii) establish performance goals, (iii) determine if and when any bonuses shall be paid, (iv) pay out any bonuses, in cash or stock or a combination thereof, as the Committee shall determine from year to year, (v) construe and interpret the Incentive Compensation Plan and the Stock Option Plans, and (vi) establish rules and regulations and perform all other acts it believes reasonable and proper; and
- Review the investment performance of the Perini Corporation Pension Plan and make changes in investment managers and allocations, as the Committee deems necessary.

The Compensation Committee has the authority to retain special consultants to advise the Committee as it considers necessary. The Compensation Committee Charter is available on our website at http://www.perini.com. In order to access this portion of our website, click on the "Corporate Governance" tab. Interested parties may obtain a printed copy of this document by writing to the Investor Relations Department of the Company at 73 Mt. Wayte Avenue, Framingham, MA 01701.

Corporate Governance and Nominating Committee

Our Board of Directors has a Corporate Governance and Nominating Committee, which consists of Michael R. Klein (Chair), Peter Arkley and Raymond R. Oneglia. Each member of the Committee is an independent director, as defined by the New York Stock Exchange and as affirmed by the Board. The Corporate Governance and Nominating Committee met four times during 2006. The duties of the Corporate Governance and Nominating Committee include:

- Identifying individuals qualified to become directors and recommending to the Board the persons to be nominated for election as directors at the annual meeting of stockholders;
- Recommending director nominees for each committee of the Board and nominees for Chair of each committee;
- Evaluating the independence of each Board member and so advising the Board;
- Conducting a review and update as necessary of the Corporate Governance Guidelines and the Code of Business Conduct and Ethics;
- Conducting evaluations of the performance of the Board and each committee, including a self-evaluation; and
- Nominating a Lead Director whose duties shall include presiding at executive sessions of the independent directors.

Potential Board candidates may include candidates nominated by stockholders in accordance with our By-Laws, those identified by a search firm retained for such purpose, or other candidates. The minimum qualifications and specific qualities and skills required for directors are set forth in the Corporate Governance Guidelines. Any person whose name is so submitted will be evaluated in light of the needs of Perini and the candidate's qualities, skills and characteristics. Any nominee recommended by a stockholder will be reviewed and considered in the same manner as any other nominee. In order to be considered for inclusion as a nominee for director at our 2008 Annual Meeting of Stockholders, a recommendation must be received no later than March 5, 2008. Recommendations must be in writing and must contain the information specified in our Bylaws.

The Committee has the authority to retain consultants or other experts as it considers necessary to assist in the performance of its duties. The Corporate Governance and Nominating Committee Charter is available on our website at http://www.perini.com. In order to access this portion of our website, click on the "Corporate Governance" tab. Interested parties may obtain a printed copy of this document by writing to the Investor Relations Department of the Company at 73 Mt. Wayte Avenue, Framingham, MA 01701.

THE AUDIT COMMITTEE REPORT

Pursuant to rules adopted by the SEC designed to improve disclosures related to the functioning of corporate audit committees and to enhance the reliability and credibility of financial statements of public companies, the Audit Committee of the Company's Board of Directors submits the following report.

The primary duties and responsibilities of the Audit Committee (the "Committee"), which met nine times during the past fiscal year, are to oversee:

1. The integrity of the Company's internal controls, financial systems and financial statements;

2. Compliance by the Company with legal and regulatory requirements; and

3. The independence and performance of both the Company's internal and external auditors.

We meet with management periodically to consider the adequacy of the Company's internal controls, as well as compliance with Sarbanes Oxley Section 404, and the objectivity of the Company's financial reporting. We discuss these matters with the Company's independent auditors and with appropriate Company financial personnel and internal auditors.

We meet privately with both the independent auditors and the internal auditors, as required, each of whom has unrestricted access to the Committee.

We also appoint the independent auditors and review periodically their performance and independence from management. As in prior years, the independent auditors are invited to be present at our Annual Meeting of Stockholders.

The Directors who currently serve on the Committee meet the "independence" and "experience" requirements of the New York Stock Exchange, and have been so affirmed by the Board. In connection therewith, the Board of Directors has determined that none of us has a relationship to Perini Corporation that may interfere with our independence from the Company and its management. The Board of Directors has designated Willard W. Brittain Jr. as the Audit Committee Financial Expert, based in part on review of his qualifications.

The Board has adopted a written charter setting forth the duties and responsibilities the Committee is to perform, which we review annually and revise as appropriate.

Management has primary responsibility for the Company's financial statements and the overall reporting process, including the Company's system of internal controls, and compliance with Sarbanes Oxley Section 404.

The independent auditors audit the effectiveness of the internal controls over financial reporting as well as annual financial statements prepared by management, express an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States and discuss with us any issues they believe should be raised with us.

This year, we reviewed the Company's audited financial statements and met with both management and Deloitte & Touche LLP, the Company's independent auditors, to discuss those financial statements. Management has represented to us that the financial statements were prepared in accordance with accounting principles generally accepted in the United States.

We reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted accounting standards. In addition, we have received from and discussed with Deloitte & Touche LLP the written disclosure and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees". These items relate to that firm's independence from the Company. We also discussed with Deloitte & Touche LLP any matters requiring discussion per the standards of the Public Company Accounting Oversight Board, including those required by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

We have considered and determined that the provision of the non-audit services included in "Fees Paid to Audit Firm" on page 23 is compatible with maintaining Deloitte & Touche LLP's independence.

Based on these reviews and discussions, we recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

AUDIT COMMITTEE
Willard W. Brittain, Jr., Chair
Robert A. Kennedy
Michael R. Klein
Raymond R. Oneglia

THE COMPENSATION COMMITTEE REPORT

During 2006, the Compensation Committee of the Board of Directors of the Company consisted of three Directors, each of whom is "independent" under the rules of the New York Stock Exchange. The Committee met seven times during 2006.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") for the year ended December 31, 2006. In reliance on those reviews and discussions, the Committee has recommended to the Board, and the Board has approved, that the CD&A be included in the proxy statement for the year ended December 31, 2006 for filing with the SEC.

COMPENSATION COMMITTEE
Raymond R. Oneglia, Chair
Robert L. Miller
Michael R. Klein

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

Our executive compensation program is intended to attract and retain talented executive officers and key employees who will continue to contribute to the long-term success of the Company. We believe that it is important to tie compensation to the Company's operating and financial goals, thereby aligning more closely the interest of management with that of our stockholders. We are mindful of the limited pool of available talent and consider competitive conditions when determining compensation.

In 2004, the Compensation Committee commissioned Watson Wyatt to perform an executive compensation review with respect to its key executives. The Committee used the results of this study to set a benchmark for our executives to be compensated at the 50-75th percentile among relevant competitors. Competitors cited in the study included Washington Group International, Shaw Group, Fluor Corp. and URS Corp., among others. Although the study has not been formally updated since 2004, the Committee has used this data, updated based on management's and the Committee's understanding of trends in the construction industry, as a basis for its decisions. The Committee intends to have the study updated in 2007.

Elements of Compensation

Base Salary

Base salaries for our executives are based on the scope of their responsibilities, considering competitive compensation for similar positions. We believe that our executive salaries should be targeted in the 50th – 75th percentile of executives in similar positions. An executive with unique talents and background, components of which are critical to our success, will generate a salary in the upper portion of that range.

Mr. Tutor is compensated through a Management Agreement with Tutor-Saliba Corporation (see page 22). The Compensation Committee applies similar methodology to determining payments under this agreement as it does to setting executive salary levels.

Base salaries are reviewed annually, and adjustments made based on responsibilities, performance and competitive conditions. In 2007, our executive officers received salary increases ranging from zero to 17.6%.

Incentive Compensation Plans

We have an incentive compensation plan for certain employees at the corporate level (The Perini Corporation Amended and Restated (2004) General Incentive Compensation Plan), or corporate plan, and an incentive compensation plan for certain employees at the business unit level (The Perini Corporation Amended and Restated (2004) Construction Business Unit Incentive Compensation Plan), or business unit plan. Under these plans, eligibility and designated levels of participation are determined by our Compensation Committee. Eligibility to participate under the corporate plan is limited to individuals who are executives, managers and key employees at the corporate level and eligibility to participate under the business unit plan is limited to individuals who are managers and key employees at our construction business unit level. We believe that the incentive and eventual payments provided by these plans are instrumental to the achievement of our annual goals.

Under the terms of the plans, participants can receive incentive compensation awards ranging from zero to as much as 100% of base salary. In addition, the Compensation Committee has the authority, when appropriate, to make discretionary incentive compensation awards to reward outstanding performance. Because we believe incentives should be based on achievement of overall company objectives, awards are based on established corporate goals, levels of achievement of these goals and the base salaries and individual bonus limits assigned to the participants. The actual incentive compensation amounts available to participants at a business unit are based on the level of achievement of the corporate goal applied to the profit generated by that business unit. For 2006 and 2007, the corporate goals under the plan are based on pretax income, and were set by the Compensation Committee with input from management at a level the Company believes can be achieved with a high level of effort. No amount attributed to a participant in the plans becomes vested until the Compensation Committee approves the payment, usually in March following the year earned. In 2007, the Compensation Committee approved a total payout under these plans of $11.2 million to 88 participants. Incentive compensation for the Named Executive Officers is included in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.

In 2007, the Compensation Committee made discretionary awards under this plan to Ronald N. Tutor ($800,000) and Robert Band ($250,000) in recognition of their roles in the Company's success in executing its record backlog during 2006.

Long-Term Incentives

We believe that providing long-term incentives to our employees is an essential step toward achieving our corporate goals of retaining talented executives and key management employees and maximizing value to our stockholders. Our 2004 Stock Option and Incentive Plan allows for stock-based compensation awards to key executives, employees, directors and other key persons. The plan allows these stock-based awards to be granted in a variety of forms including stock options, stock appreciation rights, restricted stock awards, unrestricted stock awards, deferred stock awards and dividend equivalent rights. In 2006, a total of 1,295,000 restricted stock units were granted to 31 executives and key employees. Of these, 550,000 units vest upon satisfaction of pretax profit goals for 2006, 2007 or 2008, while the remaining 745,000 will be time-vested. These grants, which vest at various dates through January 2010, are intended to retain and motivate these key members of management throughout the execution of our record level of backlog.

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to the company's Chief Executive Officer and the four other most highly compensated executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The Compensation Committee reviews the potential effect of Section 162(m) periodically and uses its judgment to authorize compensation payments that may be subject to the limit when the Compensation Committee believes such payments are appropriate and in the best interests of the company and its stockholders, after taking into consideration changing business conditions and the performance of its employees.

Although we have used stock options as a long-term incentive vehicle in the past, we have not used this form of compensation since 2001 and we do not have present plans to do so.

Retirement Benefits

We believe it is imperative that employees provide for their retirement years and believe that it is our obligation to contribute as well. Attractive retirement benefits are essential when competing in the marketplace for talented and qualified employees.

We have a tax-qualified Section 401(k) Retirement Plan covering all of our executive, professional, administrative and clerical employees who are over 21 years of age and who have completed three months of service with us. Employer contributions into the 401(k) plan are based on a non-discretionary match of employees' contributions, as defined. The Compensation Committee reviews the employer match formula periodically, comparing the formula to that of similar companies, and improves the formula when it deems appropriate; the most recent change was effective in January, 2007.

We also have a defined benefit pension plan for all of our full-time employees who were employed prior to June 1, 2004 when the plan was frozen, meaning that "final average earnings" and "years of service" will remain at the June 1, 2004 level for purposes of calculating future benefits. To the extent covered remuneration is limited by the Internal Revenue Code of 1986, as amended, certain pension benefits payable have been augmented based on our Benefit Equalization Plan, which was also frozen at June 1, 2004. Following the freezing of the pension plan, in 2004 the Compensation Committee voted to improve the Company's contribution toward employees' retirement by enhancing the 401(k) match formula.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards	Non-Equity Incentive Plan Compensation (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3)	All Other Compensation (4)	Total
Ronald N. Tutor Chairman and Chief Executive Officer	2006	-	-	$14,197,500	-	$ 1,679,000	-	$ 879,200	$16,755,700
Michael E. Ciskey Vice President, Chief Financial Officer	2006	314,400	-	946,500	-	235,800	5,700	50,900	1,553,300
Craig W. Shaw President, Perini Building Company	2006	484,100	-	4,732,500	-	484,100	6,100	84,100	5,790,900
Robert Band President and Chief Operating Officer	2006	484,100	-	3,155,000	-	734,100	27,800	27,300	4,428,300
Mark A. Caspers Sr. Vice President, Perini Building Company	2006	401,000	-	2,366,250	-	320,800	-	79,400	3,167,450

(1)   Represents the value of restricted stock units granted on April 5, 2006 at $31.55, the closing market price of our common stock on that date, in accordance with FAS123(R). The awards were granted under the 2004 Stock Option and Incentive Plan.

(2)   These amounts represent payments made in 2007, based on attainment of pretax income goals in 2006 under our incentive compensation plans discussed on page 13. Mr. Tutor and Mr. Band received discretionary payments of $800,000 and $250,000, respectively, in addition to the amounts payable under the plan formula.

(3)   The Company has a non-contributory defined benefit pension plan for all of our full-time employees prior to June 1, 2004 when the plan was "frozen", meaning that final average earnings and years of service will remain at the June 1, 2004 level for purposes of calculating future benefits. Certain pension benefits payable have been augmented by a benefits equalization plan, or BEP, which was also frozen on June 1, 2004. The amounts presented here represent the difference between the present value of the benefits payable from the pension plan and the BEP as of December 31, 2006, as compared to December 31, 2005. The present values were calculated using the discount rates used to compute our pension benefit obligations at year end, which were 5.86% and 5.62% for December 31, 2006 and 2005, respectively. As the plans are frozen the change in pension value above is primarily caused by the change in the discount rate and the present value effect of the individual being one year closer to normal retirement age. Mr. Tutor does not participate in these plans.

(4)   The $879,200 listed for Mr. Tutor represents management service fees paid to Tutor-Saliba Corporation of which Mr. Tutor is the Chairman, President, Chief Executive Officer and sole stockholder. See "Certain Transactions" on pages 21 and 22.

The $84,100 listed for Mr. Shaw includes living expenses ($38,050), company vehicle use ($29,700), and club membership dues. It also includes his 401(k) match and life insurance premiums.

The $50,900 listed for Mr. Ciskey includes living expenses and company vehicle use. It also includes his 401(k) match and life insurance premiums.

The $27,300 listed for Mr. Band includes his use of a company vehicle and club membership dues. It also includes his 401(k) match and life insurance premiums.

The $79,400 listed for Mr. Caspers includes company vehicle use, living expenses, travel allowance and club membership dues. It also includes his 401(k) match and life insurance premiums.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plans Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: # of Shares or units	All Other Option Awards: Underlying # of Securities Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)	(#)	(#)	($/Sh)	($)
R. Tutor	3/13/2006	703,200	879,000	879,000		-		-	-	-	-
	4/05/2006	-	-	-		14,197,500		-	-	-	14,197,500
M. Ciskey	3/13/2006	188,640	235,800	235,800.		-		-	-	-	-
	4/05/2006	-	-	-		946,500		-	-	-	946,500
C. Shaw	3/13/2006	387,300	484,100	484,100		-		-	-	-	-
	4/05/2006	-	-	-		4,732,500		-	-	-	4,732,500
R. Band	3/13/2006	387,300	484,100	484,100		-		-	-	-	-
	4/05/2006	-	-	-		3,155,000		-	-	-	3,155,000
M. Caspers	3/13/2006	256,600	320,800	320,800		-		-	-	-	-
	4/05/2006	-	-	-		2,366,250		-	-	-	2,366,250

The Non-Equity Incentive Plan is discussed on page 13. These awards were granted in March, 2006 contingent upon the attainment of 2006 pretax income goals. The related goals were established by the Compensation Committee upon consultation with management, and were set at a level that the Committee believed was achievable with a high level of effort. The goals were met, and the Committee voted to make the maximum payout according to the plan formula to the above individuals in April, 2007. In addition, the Compensation Committee approved discretionary payouts beyond the maximum provided by the formula in the amounts of $800,000 to Mr. Tutor and $250,000 to Mr. Band.

The Equity Incentive Plan, the 2004 Stock Option and Incentive Plan, is discussed under Long-Term Incentives on pages 13 and 14. The restricted stock awards above are valued at $31.55, the closing price of our common stock on the date of grant, in accordance with FAS123(R). These awards vest at various times through January 1, 2010 and contain a mixture of time-based and performance-based criteria for vesting purposes. One third of the total award to Mr. Tutor above, or 150,000 shares, vested during 2006 and are also included in the Option Exercise and Stock Vested table on page 18.

Outstanding Equity Awards at December 31, 2006

	Options Awards (1)					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ronald N. Tutor	-	-	-	$ -		-	$ -	300,000	$ 9,234,000
Michael E. Ciskey	-	-	-	$ -		-	$ -	30,000	$ 923,400
Craig W. Shaw	50,000	-	-	$ 4.50	5/24/2010	-	$ -	150,000	$ 4,617,000
Robert Band	100,000	-	-	$ 4.50	5/24/2010	-	$ -	100,000	$ 3,078,000
Mark A. Caspers	-	-	-	$ -		-	$ -	75,000	$ 2,308,500

[1] These options were granted under the Special Equity Incentive Plan which provides for the granting of non-qualified stock options to purchase up to 3,000,000 shares of our common stock to key executives, employees and directors. Options are granted at not less than the fair market value on the date of grant, and generally expire 10 years from the date of grant. Our stockholders approved this plan effective May 25, 2000.

Option Exercises and Stock Vested

	Options Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (1)	Value Realized on Exercise	Number of Shares Acquired on Vesting (2)	Value Realized on Vesting
Ronald N. Tutor	-	-	225,000	$ 5,062,500
Michael E. Ciskey	-	-	-	-
Craig W. Shaw	100,000	$ 2,184,200	-	-
Robert Band	-	-	75,000	2,196,750
Mark A. Caspers	-	-	-	-

[1] Mr. Shaw exercised options priced at $4.50/share, and realized market value on our common stock ranging from $20.87 - $29.69 per share. These options exercises and sales were made pursuant to the terms of Mr. Shaw's 10b5-1 trading plan.

[2] Represents restricted stock units awarded to Mr. Tutor under a Retention Incentive Agreement which vested June 30, 2006, and restricted stock units awarded to Mr. Band which vested in March, 2006 upon attainment of certain performance goals. Of the 225,000 shares acquired on vesting by Mr. Tutor, 150,000 were awarded during 2006 and accordingly are included in the Grants of Plan-Based Awards table on page 17, and the Summary Compensation table on page 15.

Pension Benefits

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Ronald N. Tutor		-	$ -	$ -
Michael E. Ciskey	Pension Plan	26	$ 327,879	$ -
Craig W. Shaw	Pension Plan	27	$ 275,202	$ -
	BEP	27	$ 566,236	
Robert Band	Pension Plan	31	$ 421,783	$ -
	BEP	31	$ 807,032	
Mark A. Caspers	Pension Plan	23	$ 143,040	$ -

The Company has a defined benefit pension plan that covers its executive, professional, administrative and clerical employees, subject to certain specified service requirements. The plan is noncontributory and benefits are based on an employee's years of service and "final average earnings", as defined. The plan provides reduced benefits for early retirement and takes into account offsets for social security benefits. All employees are vested after five years of service. The Company also has an unfunded supplemental retirement plan (the Benefits Equalization Plan, or BEP) for certain employees whose benefits under the defined benefit pension plan were reduced because of compensation limitations under federal tax laws.

The normal retirement benefit is equal to:

.75% of final average earnings, as defined, not in excess of covered compensation (as defined), multiplied by years of service, up to 25; plus
1.5% of final average earnings, as defined, in excess of covered compensation (as defined), multiplied by years of service, up to 25.

Our plans provide for early retirement upon either the attainment of age 55 and 10 years of service, or the completion of 25 years of service. Accordingly, Mr. Ciskey, Mr. Shaw and Mr. Band are all currently eligible for early retirement benefits. Under our plans, a participant who elects early retirement may elect to receive either an immediate early retirement income or a deferred benefit. Upon the attainment of age 62 and completion of 25 years of service, the participant may receive the normal benefit under the plan. A reduced benefit is available for a participant who elects early retirement and wishes to receive benefits prior to age 62.

Effective June 1, 2004, all benefit accruals under the Company's pension plans were frozen; however, the current vested benefits will be preserved.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Stock Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Peter Arkley	43,900	27,500	-	-	-	-	71,400
Robert Band	(a)	(a)	(a)	(a)	(a)	(a)	(a)
Willard W. Brittain, Jr.	44,100	47,500	-	-	-	-	91,600
James A. Cummings	(b)	(b)	-	226,300	1,325	328,350	555,975
Robert A. Kennedy	54,100	27,500	-	-	-	-	81,600
Michael R. Klein	22,200	67,500	-	-	-	-	89,700
Robert L. Miller	26,900	47,500	-	-	-	-	74,400
Raymond R. Oneglia	42,200	47,500	-	-	-	-	89,700
Ronald N. Tutor	(a)	(a)	(a)	(a)	(a)	(a)	(a)

a. Mr. Band and Mr. Tutor are named executive officers, whose compensation appears on the Summary Compensation Table. They do not receive director's fees.

b. Mr. Cummings is the CEO of James A. Cummings Inc., a wholly-owned subsidiary of Perini; he does not receive director's fees. He is not a named executive officer, and so is not included in the Summary Compensation Table. His remuneration for his role as CEO of James A. Cummings Inc. is reflected in the table above. "All Other Compensation" includes salary ($268,750), use of company vehicle ($26,100), club memberships ($15,700) and life insurance premiums ($12,550), along with his 401(k) match.

Directors' Compensation

Our Compensation Committee determines the level of compensation to be paid to our Board. Periodically, they review the functions being performed by the Board and its committees, as well as the board compensation paid by similar companies, in order to determine whether an adjustment should be made.

Fees for our outside directors consist of an annual retainer fee of $40,000, payable in cash or common stock at each director's option, plus 1,000 shares of common stock. Fees paid in company stock are included in the "Stock Awards" column above. They also receive $900 per Board meeting attended in person and $300 per meeting attended telephonically. Members of the Audit Committee receive $2,000 per meeting attended in person and $500 per meeting attended telephonically. The Audit Committee Chair receives an additional retainer of $10,000. Members of the Compensation and Corporate Governance and Nominating Committees receive a fee of $900 per meeting attended in person and $300 per telephonic meeting. Ronald N. Tutor, our Chairman and Chief Executive Officer, has opted to receive no director fees since he is party to a management agreement described in "Certain Transactions" on page 22.

At year end Mr. Kennedy had exercisable stock options representing 3,000 shares, and Mr. Band had exercisable stock options representing 100,000 shares of our company stock. No other directors had outstanding stock options.

Director and Officer Indemnification

Our charter provides that no director shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith, for acts or omissions involving intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit. Our By-Laws provide that our directors and officers will be indemnified against liabilities that arise from their service as directors and officers, subject to certain exceptions. We have obtained insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify our directors and officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee. During 2006, we participated in certain joint ventures with O&G Industries, Inc., of which Raymond R. Oneglia, a member of the Compensation Committee, is Vice Chairman of the Board of Directors. Our share of these joint ventures contributed $37.9 million to our consolidated revenues for the year ended December 31, 2006.

CERTAIN TRANSACTIONS

Our Audit Committee is responsible for reviewing and approving the terms and conditions of all related party transactions. Any such material financial transactions are reviewed and approved by our Audit Committee prior to entering into such transaction. Our Audit Committee also reviews annually all potential exceptions to our Business Conduct and Conflict of Interest Policy and ratifies management's disposition of such items. Our Board of Directors also reviews and approves our proxy statement and the information contained therein.

We believe that the transactions described below were on terms that were at least as favorable to us as we would have expected to negotiate with other unaffiliated third parties at the point in time these transactions were consummated.

Tutor-Saliba Management Agreement

In January 1997, we entered into a management agreement with Tutor-Saliba, a California corporation engaged in the construction industry, and Ronald N. Tutor, chief executive officer and sole stockholder of Tutor-Saliba, to provide certain management services. The management agreement has been renewed annually by our Compensation Committee, which consists entirely of independent directors, under the same basic terms and conditions as the initial agreement except that the amount of the fee payable thereunder by us to Tutor-Saliba was increased effective January 1, 2000, from $150,000 to $250,000 per year and effective January 1, 2004, from $250,000 to $375,000 per year. In the fourth quarter of 2004, the Compensation Committee increased the fee to $800,000 based on the findings of an executive compensation study commissioned from Watson Wyatt, a nationally recognized independent consulting firm. In March, 2006 the Compensation Committee voted to increase the annual fee to $900,000, and in March of 2007 voted to increase the annual payment to $1,000,000. Effective December 31, 2001, Mr. Tutor was included as a participant in our incentive compensation plan. Since January 17, 1997, Mr. Tutor has been a member of our Board of Directors and an officer of Perini and effective July 1, 1999 was elected Chairman of our Board of Directors and effective March 29, 2000 was elected Chairman and Chief Executive Officer.

Joint Ventures

Tutor-Saliba Joint Ventures

Historically, we have participated in joint ventures with Tutor-Saliba and currently participate in certain joint ventures with them. Some of these joint venture projects have been managed by Tutor-Saliba and others have been managed by us. These joint ventures generated total revenues of $58.0 million in 2006 of which our share contributed $40.5 million to our consolidated revenues for the year ended December 31, 2006.

O&G Joint Ventures

We also participated in certain joint ventures with O&G Industries, Inc., of which Raymond R. Oneglia, a director of Perini, is Vice Chairman of the Board of Directors. These joint ventures generated total revenues of $54.1 million in 2006 of which our share contributed $37.9 million to our consolidated revenues for the year ended December 31, 2006.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our Executive Officers and Directors, and persons who own more than 10% of a registered class of Perini's equity securities (collectively, "Insiders"), to file reports of ownership and changes in ownership with the SEC. Insiders are required by SEC regulations to furnish Perini with copies of all Section 16(a) reports they file. Based solely upon a review of the copies of such reports furnished to us, we believe that during 2006 all Section 16(a) filing requirements applicable to its Insiders were met.

FEES PAID TO AUDIT FIRM

During the years ended December 31, 2006 and 2005, we retained Deloitte & Touche LLP to provide services in the following categories and amounts:

	2006	2005
Audit Fees	$ 1,314,050	$ 1,331,765
Audit Related Fees	-	6,000
Tax Fees	7,808	88,875
All Other Fees	$ -	$ -

The Audit Committee has considered the nature of the other services provided by Deloitte & Touche LLP and concluded they are compatible with maintaining the auditors' independence.

Pre-Approval Policy and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by the Company's independent auditors. This policy generally provides that the Company will not engage its independent auditors to provide audit and non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to the Company by its independent auditors during the next 12 months. Any such pre-approval is detailed as to the particular service or type of service to be provided and is also generally subject to a maximum dollar amount.

The Audit Committee has also delegated to the chair of the Audit Committee the authority to approve any audit or non-audit services to be provided to the Company by its independent auditors. Any approval of services by the Chairman of the Audit Committee pursuant to this delegated authority is reported on at the next meeting of the Audit Committee.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF AUDITORS

Our Audit Committee has selected the firm of Deloitte & Touche LLP, independent registered public accounting firm, as our auditors for the fiscal year ending December 31, 2007. Although stockholder approval of the selection of Deloitte & Touche LLP is not required by law, our Board of Directors believes that it is advisable to give stockholders an opportunity to ratify this selection. If this proposal is not approved by our stockholders at the 2007 annual meeting, our Audit Committee will reconsider their selection of Deloitte & Touche LLP.

Representatives of Deloitte & Touche LLP will be present at the Annual Meeting, will have the opportunity to make a statement if they so desire and will be available to answer appropriate questions.

The Board recommends a vote FOR ratification of the appointment of Deloitte & Touche LLP as independent auditors for Perini for the fiscal year ending December 31, 2007.

OTHER MATTERS

The Board of Directors knows of no other matters which are likely to be brought before the meeting. However, if any other matters of which the Board of Directors is not aware are presented to the meeting for action, it is the intention of the persons named in the accompanying form of proxy to vote said proxy in accordance with their judgment on such matters.

Perini will bear the cost of solicitation of proxies. The solicitation of proxies by mail may be followed by telephone or oral solicitation of certain stockholders and brokers.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement or annual report may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you call or write us at the following address or telephone number: Perini Corporation, 73 Mt. Wayte Avenue, Framingham, MA 01701, Attention: Susan C. Mellace, Secretary, (508) 628-2000. If you want to receive separate copies of the annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address and telephone number.

If you own your shares of common stock of record, you may vote your shares over the Internet at www.computershare.com/expressvote or telephonically 1-800-652-VOTE (1-800-652-8683) and by following the instructions on the enclosed proxy card. Proxies submitted over the Internet or by telephone must be received by 2:00 a.m. eastern time on May 17, 2007.

If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm will provide a vote instruction form to you with this proxy statement, which you may use to direct how your shares will be voted. Many banks and brokerage firms also offer the option of voting over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on your vote instruction form.

Management hopes that stockholders will attend the meeting. Whether or not you plan to attend, you are urged to vote your shares over the Internet or by telephone, or complete, date, sign and return the enclosed proxy card in the accompanying postage-paid envelope. A prompt response will greatly facilitate arrangements for the meeting and your cooperation will be appreciated. Stockholders who attend the meeting may vote their stock personally even though they have sent in their proxies.

By order of the Board of Directors,

Susan C. Mellace, Secretary

Framingham, Massachusetts
April 17, 2007